

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2023

Bill Siemers
Interim Chief Financial Officer
AllianceBernstein L.P.
501 Commerce Street
Nashville, TN 37203

  Re: AllianceBernstein L.P.
    Form 10-K for Fiscal Year Ended December 31, 2022
    Filed February 10, 2023
    File No. 000-29961

Dear Bill Siemers:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operation
Relationship with EQH and its Subsidiaries, page 34

1. We note your disclosure regarding Equitable Financials' agreement to provide $10 billion in permanent capital to build out illiquid offerings, and related note 2 explaining what the term permanent capital means. Please revise your disclosures, in future filings, to describe the conditions under which this permanent capital may be withdrawn. Also, to the extent it is material, include risk factor disclosures regarding the potential withdrawal or any related impacts due to this permanent capital.

Capital Resources and Liquidity, page 52

2. We note your discussion of liquidity and capital resources primarily discusses the Company's cash flows from operating, investing and financing activities. Please revise your disclosures, in future filings, to provide a more comprehensive discussion of your major sources of liquidity and capital resources in addition to your cash flow

activities. Where applicable, quantify any relevant parameters, terms or conditions for available borrowing capacity and the extent to which accessing any funding sources correlates to your investment strategies, such as whether it would require realizing material gains or losses and other potential consequences.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance